EXHIBIT 3.8

AMENDMENT NO. 1

TO THE

FIFTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

GENAERA CORPORATION

Genaera Corporation, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that:

FIRST: This Certificate of Amendment (the “Amendment”) amends the provisions of the Corporation’s Fifth Amended and Restated Certificate of Incorporation, which was filed with the Secretary of State of the State of Delaware on June 6, 2006 (the “Certificate of Incorporation”).

SECOND: The terms and provisions of this Certificate of Amendment have been duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware and shall become effective at [6:31] p.m., on May 11, 2007.

THIRD: Section 4 of the Certificate of Incorporation is hereby amended by adding Section 4(B)(3) as follows:

“(3) Reclassification. Upon the filing and effectiveness of the Certificate of Amendment No.1 of the Certificate of Incorporation (the “Effective Time”), all issued and outstanding shares of Common Stock issued and outstanding immediately prior to the Effective Time (“Existing Common Stock”) shall, without further action on the part of the Corporation or any holder of such Existing Common Stock, be and hereby are automatically combined and reclassified as follows: each six (6) shares of Existing Common Stock shall be combined and reclassified (the “Reverse Split”) as one (1) fully paid and non-assessable share of issued and outstanding Common Stock, par value $.002 per share (“New Common Stock”), provided that there shall be no fractional shares of New Common Stock. In the case of any holder of fewer than six (6) shares of Existing Common Stock or any number of shares of Existing Common Stock which, when divided by six (6), does not result in a whole number (a “Fractional Share Holder”), the fractional share interest of New Common Stock held by such Fractional Share Holder as a result of the Reverse Split shall be converted to and paid as soon as practicable after the Effective Time an amount in cash (rounded up to the nearest whole cent) equal to the product obtained by multiplying (x) the fractional share interest to which such stockholder would otherwise be entitled by (y) the closing price for a share of the Existing Common Stock as reported on the Nasdaq National Market (as reported in The Wall Street Journal) on the Effective Date.

The Reverse Split shall not change the par value per share of the shares of Common Stock, which par value per share of Common Stock shall remain $.002 per share, and the remaining par value of the Existing Common Stock shall be reclassified as surplus. The reclassification of the Existing Common Stock into Common Stock will be deemed to occur at the Effective Time, regardless of when the certificates representing such Existing Common Stock are physically surrendered to the Corporation.

From and after the Effective Time, the term “New Common Stock,” as used in this Section 4 shall mean Common Stock, as provided in this Certificate of Incorporation, the Certificate of Designations, Rights and Preferences of Series A Convertible Preferred Stock of the Corporation, the Certificate of Designations, Rights and Preferences of Series B Convertible Preferred Stock of the Corporation, the Certificate of Designations, Rights and Preferences of Series C-1 Convertible Preferred Stock of the Corporation and the Certificate of Designations, Rights and Preferences of Series C-2 Convertible Preferred Stock of the Corporation, each as may be amended from time to time.”

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by its Chief Executive Officer this 8th day of May, 2007.

GENAERA CORPORATION

By:	/s/ JOHN L. ARMSTRONG, JR.
John L. Armstrong, Jr.
President and Chief Executive Officer